AH 3/17/2004



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

RECEIVED MAR - 1 2004 158

SEC FILE NUMBER
8- 52214

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

J.K. Financial Services, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1820 W. Orangewood Ave. Ste. 209
(No. and Street)

Orange, CA 92868
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Joe J. Zheng (714) 704-1818
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Christina Wang, CPA
(Name — *if individual, state last, first, middle name*)

2760 S. Hacienda Blvd. Hacienda Hts., CA 91745
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 29 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

AH 3-25-2004

OATH OR AFFIRMATION

I, Joe J. Zheng, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of J K Financial Services, Inc., as of 02/27/04, 19____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

None

Signature

President

Title

Notary Public


SHARON KAY RITTER
Commission # 1311440
Notary Public - California
Orange County
My Comm. Expires Jun 30, 2005

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [x] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of con- solidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

J K FINANCIAL SERVICES, INC.

FINANCIAL STATEMENTS

DECEMBER 31, 2003

CHRISTINA WANG & CO., CPA

TABLE OF CONTENTS

CHRISTINA WANG & COMPANY

CERTIFIED PUBLIC ACCOUNTANT

2760 SOUTH HACIENDA BLVD.
HACIENDA HEIGHTS, CA 91745

TEL: (626) 336-7522
FAX: (626) 369-6198

INDEPENDENT AUDITOR'S REPORT

To Board of Directors of
J K FINANCIAL SERVICES, INC.

I have audited the accompanying balance sheet of **J K FINANCIAL SERVICES, INC.**, as of December 31, 2003, and the related statements of income, stockholder's equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audits provide a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial statements of **J K FINANCIAL SERVICES, INC.**, as of December 31, 2003, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.



CHRISTINA WANG & CO., CPA

Hacienda Heights, California
February 10, 2004

J K FINANCIAL SERVICES, INC.

BALANCE SHEET

DECEMBER 31, 2003

ASSETS

Cash	$80,678
Commission receivable	1,401
Loan receivable - stockholder	20,945
Property and equipment, at cost, less accumulated depreciation of $12,569	7,078
Long-term investments	15,800
Start-up expenditures, at cost, less accumulated amortization of $13,065	2,303
	$ 128,205

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities:	
Accrued expenses	$2,692
Commitments and contingent liabilities	
Stockholder's equity:	
Common stock, no par value, authorized 200,000 shares, outstanding 115,000 shares	115,000
Retained earnings	10,513
Total stockholder's equity	125,513
	$ 128,205

The accompanying notes are an integral part of these financial statements.

J K FINANCIAL SERVICES, INC.

STATEMENT OF INCOME

YEAR ENDED DECEMBER 31, 2003

Revenues:	
Commissions	$175,879
Interest	421
	176,300
Expenses:	
Employee compensation and related payroll taxes	17,087
Commission	80,461
Communication and data processing	10,759
Occupancy	9,393
Operating expenses	42,026
	159,726
Income before income taxes	16,574
Provision for income tax	800
NET INCOME	$15,774

The accompanying notes are an integral part of these financial statements.

J K FINANCIAL SERVICES, INC.

STATEMENT OF STOCKHOLDER'S EQUITY

YEAR ENDED DECEMBER 31, 2003

	Common Stock, No Par Value; 200,000 Shares Authorized			
	Number of Shares Issued	Amount	Retained Earnings	Total
Balance Beginning of Year	115,000	$115,000	$4,739	$119,739
Net Income	-	-	15,774	15,774
Distribution of S Corp's Earnings	-	-	[10,000]	[10,000]
Balance End of Year	**115,000**	**$115,000**	**$10,513**	**$125,513**

The accompanying notes are an integral part of these financial statements.

J K FINANCIAL SERVICES, INC.

STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2003

Cash Flows from Operating Activities		
Net Income		$15,774
Adjustments to Reconcile Net Income to Net Cash Provided by Operating Activities:		
Depreciation and amortization	$7,084	
Decrease/[Increase] in:		
Commission receivable	5,949	
Loan receivable - stockholder	6,122	
Increase/[Decrease] in:		
Accrued expenses	[1,696]	
Total adjustments		17,459
Net Cash Provided by Operating Activities		33,233
Cash Flows from Investing Activities		
Acquisition of property and equipment		[976]
Cash Flows from Financing Activities		
Distribution of S corporation earnings		[10,000]
Net Increase] in Cash		22,257
Cash - Beginning of Year		58,421
CASH - END OF YEAR		**$ 80,678**

The accompanying notes are integral part of these financial statements.

J K FINANCIAL SERVICES, INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2003

1. - ORGANIZATION AND NATURE OF BUSINESS

The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers (NASD). The Company is a California Corporation that incorporated on October 20, 1999.

2. - SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation
The financial statements include the accounts of the Company. The Company is engaged in the business as a securities broker-dealer and insurance agency, which comprises several classes of services, including equities transactions, life and health insurance transactions.

Calendar Year
The Company adopted a calendar year that ends on December 31, effective for the year ending in 2003.

Property and Equipment
Properties and equipment are stated at cost. The costs are charged against income over their estimated useful lives, using the straight-line method of depreciation. Repairs and maintenance, which are not considered betterments and do not extend the useful life, are charged to expense as incurred. When property and equipment are retired or otherwise disposal of, the asset and accumulated depreciation are removed from the accounts and the resulting profit or loss is reflected in income.

Long-term Investments
Long-term investments are stated at cost, adjusted for amortization of premium and accretion of discounts. The Company intends to hold more than a year.

Start-up Expenditures
Start-up expenditures consist principally of consulting, registration and others. Such costs are capitalized and are amortized over a five-year period. Amortization charged to operations was $3,074.

Commissions
Commission and related clearing expenses are recorded on trade-date basis as securities transactions occur.

J K FINANCIAL SERVICES, INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2003

Income Taxes
The provision for income taxes is based on income and expense reported in the financial statements which may differ from that reported for income tax purposes. Accordingly, deferred income taxes are provided in recognition of temporary differences. These differences arise principally from the use of accelerated method of depreciation of income tax purposes.

Depreciation and Amortization
Depreciation is provided on a straight-line basis using estimated useful lives of five to ten years. Start-up expenditures are amortized over five years.

Statement of Cash Flows
For purpose of the Cash Flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than ninety days, that are not held for sale in the ordinary course of business.

3. - LOAN RECEIVABLE - STOCKHOLDER

The loan receivable is a non-interest-bearing loan to the President of the Company. The loan will be repaid in 2004.

4. - PROPERTY AND EQUIPMENT

Major categories of property and equipment, including their depreciable lives are as follows:

	Cost	Lives
Machinery and equipment	$16,052	3-5 years
Office furniture and fixtures	3,595	7-10 years
	19,647	
Less accumulated depreciation	[12,569]	
Net	$7,078	

J K FINANCIAL SERVICES, INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2003

5. - LONG-TERM INVESTMENTS

The Company purchased 1,000 shares of common stock of NASDQ Phase II Private Placement at $13.00 per share and 200 shares of warrants at $14.00 per shares as an investment. Such investment will be held more than a year.

6. - COMMITMENTS

The Company entered into a lease for their office facilities. The terms of the lease provide for a monthly lease payment of $799 per month and expire on June 30, 2005.

The lease has been accounted for an operating lease. Minimum future annual rental commitments for these leases are as follows:

Year Ending	Amount
December 31, 2004	$ 9,585
December 31, 2005	4,793

Rent expense for the year ended December 31, 2003 was $9,393.

7. - INCOME TAXES

Effective October 1, 2000, the Company elected to be taxed as an S-Corporation under the provision of the Internal Revenue Code [and comparable California statutes] and to have its net taxable income or loss [except for certain capital gain transaction] reported by its stockholders. Had the Company not made such election, the provision for income tax would have been increased by approximately $2,940 for the year ended December 31, 2003. The provision for income taxes represents the state income tax imposed at the corporate level upon S-Corporation.

J K FINANCIAL SERVICES, INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2003

8. - NET CAPITAL REQUIREMENT

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 8 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not withdrawn or cash dividends paid if the resulting net capital ratio would exceed 8 to 1. At December 31, 2003, the Company has net capital of $79,387 which was $74,387 is excess of its required net capital of $5,000. The Company's net capital ratio was 0.034 to 1.

9. - SUPPLEMENT CASH FLOWS INFORMATION

Income tax payments for the year ended December 31, 2003 amount to $800.

CHRISTINA WANG & COMPANY

CERTIFIED PUBLIC ACCOUNTANT

2760 SOUTH HACIENDA BLVD.
HACIENDA HEIGHTS, CA 91745

TEL: (626) 336-7522
FAX: (626) 369-6198

INDEPENDENT AUDITOR'S REPORT ON SUPPLEMENTARY INFORMATION REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

To Board of Directors of
J K FINANCIAL SERVICES, INC.

I have audited the accompanying financial statements of **J K FINANCIAL SERVICES, INC.**, as of December 31, 2003, and for the year then ended, and have issued my report thereon dated February 10, 2004. My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in pages 11-15 is presented for purposes of additional analysis and is not required part of the basic financial statements, but is supplementary information required by rules 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as whole.



CHRISTINA WANG & CO., CPA

Hacienda Heights, California
February 10, 2004

J K FINANCIAL SERVICES, INC.

COMPUTATION FOR NET CAPITAL UNDER RULE 15C-1 OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2003

Net Capital		
Total stockholder's equity		$125,513
Deduction and/or charges:		
Nonallowable assets:		
Nonallowable assets:		
Loan receivable - stockholder	$20,945	
Net property and equipment	7,078	
Long-term investments	15,800	
Net start-up expenditures	2,303	
Total Deduction and/or charges		46,126
NET CAPITAL		$ 79,387

Aggregate indebtedness	
Items included in statement of financial statement:	
Accrued expenses	$2,692
Computation of basis net capital requirement	
Minimum net capital required	$5,000
Ratio: Aggregate indebtedness to net capital	0.034 to 1

Reconciliation with the company's computation	
Net Capital, as reported in Company's unaudited FOCUS report	$108,298
Nonallowable assets erroneously reported as allowable:	
Loan receivable – stockholder	[30,545]
Audit adjustments to correct understated income	1,401
Audit adjustments to correct overstated expenses	233
Net Capital per above	$79,387

See Independent Auditor's Letter on supplemental information.

J K FINANCIAL SERVICES, INC.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENT UNDER RULE 15C-3 OF SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2003

Credit balances	
Free credit balances and other credit balances in customers' security accounts	- $0 -
Monies borrowed collateralized by securities carried for the accounts of customers	- 0 -
Monies payable against customers' securities loaned	- 0 -
Customers' securities failed to receive (including credit balances in continuous net settlement accounts)	- 0 -
Credit balances in firm accounts that are attributable to principal sales to customers	- 0 -
Market value of stock dividends, stock splits, and similar distributions receivable outstanding over thirty calendar days	- 0 -
Market value of short security count differences over thirty calendar days old	- 0 -
Market value of short securities and credits (not to be offset by "longs" or by debits) in all suspense accounts over thirty calendar days	- 0 -
Market value of securities that are in transfer in excess of forty calendar days and have not been confirmed to be in transfer by the transfer agent or the issuer	- 0 -
Total credit items	- 0 -

See Independent Auditor's Letter on supplemental information.

CHRISTINA WANG & COMPANY

CERTIFIED PUBLIC ACCOUNTANT

2760 SOUTH HACIENDA BLVD.
HACIENDA HEIGHTS, CA 91745

TEL: (626) 336-7522
FAX: (626) 369-6198

Board of Directors
J K FINANCIAL SERVICES, INC.

In planning and performing my audit of the financial statements and supplemental schedules of **J K FINANCIAL SERVICES, INC.** (the Company), for the year ended December 31, 2003, I considered its internal control, including control activities for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), I have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that I considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to

achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

My consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving internal control, including control activities for safeguarding securities, that I consider to be material weaknesses as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at December 31, 2003, to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.

Christina Wang & Co., CPA

Christina Wang & Co., CPA

Hacienda Heights, California
February 10, 2004

J K FINANCIAL SERVICES, INC.

SCHEDULE OF OPERATING EXPENSES

YEAR ENDED DECEMBER 31, 2003

Operating Expenses	
Advertising	$ 2,620
Amortization	3,074
Automobile	9,401
Depreciation	4,010
Insurance	6,389
Miscellaneous	77
Office	4,632
Professional fee	1,575
Postage	534
Recruiting	1,170
Repair and maintenance	1,000
Supplies	1,275
Taxes and licenses	4,866
Travel	1,403
TOTAL OPERATING EXPENSES	**$ 42,026**

See Independent Auditor's Letter on supplemental information.